EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2013 Consolidated Financial Statements
September 30, 2013

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended September 30, 2013 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

September 30, 2013

Earnings coverage on long-term debt and current liabilities	2.5 times

Earnings coverage on long-term debt, current liabilities and first preferred shares	2.5 times(1)

(1)
Gives effect to the dividends declared on the Corporation’s outstanding cumulative first preferred shares, without par value (series U and series Y), in the aggregate amount of $29,000,000 for the twelve-months ended September 30, 2013.

The Corporation’s interest obligations for the twelve-month period ended September 30, 2013 amounted to approximately $1.308 billion including dividends declared on preferred shares and $1.279 billion excluding dividends declared on preferred shares. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.228 billion for the twelve-month period ended September 30, 2013, which is 2.5 times the Corporation’s interest requirements for that period including dividends declared on preferred shares and 2.5 times the Corporation’s interest requirements for that period excluding dividends declared on preferred shares.